UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Exhibit No.
----------

    1.  Transaction in Own Shares dated 02 April 2004
    2.  Transaction in Own Shares dated 05 April 2004
    3.  Director Shareholding dated 06 April 2004
    4.  Transaction in Own Shares dated 06 April 2004
    5.  Transaction in Own Shares dated 07 April 2004
    6.  Director Interests dated 08 April 2004
    7.  Transaction in Own Shares dated 13 April 2004
    8.  Director Shareholding dated 14 April 2004
    9.  Transaction in Own Shares dated 14 April 2004
   10.  Transaction in Own Shares dated 15 April 2004
   11.  Redemption of Notes dated 16 April 2004
   12.  Property Index Certificates dated 16 April 2004
   13.  Transaction in Own Shares dated 16 April 2004
   14.  Transaction in Own Shares dated 19 April 2004
   15.  Director Shareholding dated 20 April 2004
   16.  Transaction in Own Shares dated 21 April 2004
   17.  Transaction in Own Shares dated 23 April 2004
   18.  Transaction in Own Shares dated 23 April 2004
   19.  Director Shareholding dated 27 April 2004
   20.  Transaction in Own Shares dated 28 April 2004
   21.  Transaction in Own Shares dated 29 April 2004
   22.  AGM Statement dated 29 April 2004
   23.  Result of AGM dated 29 April 2004
   24.  Transaction in Own Shares dated 30 April 2004

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 4, 2004                                  By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 4, 2004                                  By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No. 1

Barclays PLC

Share Repurchase

Barclays PLC announces that on 2 April 2004 it purchased for cancellation 1,750,000 of its Ordinary Shares at a price of 485.0937 pence per share.

Exhibit No. 2

Barclays PLC



Share Repurchase



Barclays PLC announces that on 5 April 2004 it purchased for cancellation 900,000 of its Ordinary Shares at a price of 486.8846 pence per share.

Exhibit No. 3


                                                                  6 April 2004


         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 5 April that it had between 29 March 2004 and 1 April 2004 exercised its discretion and released 1,085,218 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 5 April 2004 that it had on 31 March 2004 released a total of 3,366 shares in Barclays PLC at a price of GBP4.81 per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 106,883,495 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4

Barclays PLC

Share Repurchase


Barclays PLC announces that on 6 April 2004 it purchased for cancellation 3,000,000 of its Ordinary Shares at a price of 484.0995 pence per share.

Exhibit No. 5

Barclays PLC

Share Repurchase

Barclays PLC announces that on 7 April 2004 it purchased for cancellation 5,000,000 of its Ordinary Shares at a price of 484.777 pence per share.

Exhibit No. 6

                                                                   8 April 2004

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 April 2004 that on 7 April 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of GBP489.75 per share:

Director        Number of Shares
Mr G A Hoffman  26
Mr C J Lendrum  26
Mr D L Roberts  26
Mr J S Varley   26

The revised total shareholding for each director following these transactions, is as follows:

Director        Beneficial Holding  Non Beneficial
                                    Holding
Mr G A Hoffman  132,980             -
Mr C J Lendrum  237,426             -
Mr D L Roberts  62,133              -
Mr J S Varley   329,575             -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 106,883,495 ordinary shares in Barclays PLC. Mr G A Hoffman, Mr C J Lendrum, Mr D L Roberts and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 7

Barclays PLC

Share Repurchase


Barclays PLC announces that on 13 April 2004 it purchased for cancellation 2,375,000 of its Ordinary Shares at a price of 490.9983 pence per share.

Exhibit No. 8

                                                                 14 April 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 13 April that it had between 5 April 2004 and 8 April 2004 exercised its discretion and released 9,197 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 106,874,298 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 9

Barclays PLC



Share Repurchase



Barclays PLC announces that on 14 April 2004 it purchased for cancellation 2,250,000 of its Ordinary Shares at a price of 485.6581 pence per share.

Exhibit No. 10


                                  Barclays PLC

                                 SHARE REPURCHASE

Barclays PLC announces that on 15 April 2004 it purchased for cancellation 3,000,000 of its Ordinary shares at a price of 490.81 pence per share.

Exhibit No. 11



                                                                 16 April 2004

                                Barclays Bank PLC
  Barclays redeems US$550,000,000 Floating Rate Subordinated Step-up Callable
                          Notes due 2009 (the "Notes")
                               ISIN: XS0095289467


Barclays Bank PLC announced today, 16 April 2004, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 15 April 2004.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 12



                      BARCLAYS PROPERTY INDEX CERTIFICATES
                                     "PICs"
   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                  IPD Annual Capital           IPD Annual
                                                                    Growth Index1                Index1

Dec 2002 (as certified by IPD March 2003)                             200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                          208.76776                946.69827

                                                                Monthly Proxy Capital        Monthly Proxy
                                                                    Growth Index2                Index2

February 2004 (as certified by IPD March 2004)                          210.2                    963.2
March 2004 (as certified by IPD April 2004)                             212.4                    978.2

                                                                    Capital Growth            Total Return

In month of March 2004                                                   1.0%                     1.6%
In 2004 to end March                                                     1.7%                     3.3%

Source: Investment Property Databank Limited ("IPD")



Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.

Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
April 16th 2004

Exhibit No. 13


                                Barclays PLC

                              SHARE REPURCHASE

Barclays PLC announces that on 16 April 2004 it purchased for cancellation 2,700,000 of its Ordinary shares at a price of 489.58 pence per share.

Exhibit No. 14

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 19 April 2004 it purchased for cancellation 1,746,325 of its Ordinary shares at a price of 486.90 pence per share.

Exhibit No. 15


                                                                 20 April 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 19 April 2004 that it had between 14 April 2004 and 16 April 2004 exercised its discretion and released 88,021 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 19 April 2004 that it had on 16 April 2004 released a total of 10,754 shares in Barclays PLC at a price of GBP4.89 per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 106,775,523 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 16


                                  Barclays PLC


                                SHARE REPURCHASE


Barclays PLC announces that on 21 April 2004 it purchased for cancellation 5,364,545 of its Ordinary shares at a price of 504.366 pence per share.

Exhibit No. 17


                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 22 April 2004 it purchased for cancellation 1,928,134 of its Ordinary shares at a price of 502.48 pence per share.

Exhibit No. 18

                                  Barclays PLC

                                SHARE REPURCHASE

   Barclays PLC announces that on 23 April 2004 it purchased for cancellation
     1,150,000 of its Ordinary shares at a price of 508.85 pence per share.

Exhibit No. 19

                                                                 27 April 2004


         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "trust") notified the Company on 27 April 2004 that it had between 19 April 2004 and 22 April 2004 exercised its discretion and released 32,839 shares at a price between 490p and 506p and that on 23 April 2004 it purchased 458,356 ordinary shares in Barclays PLC at a price of 510p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 27 April 2004 that it had on 23 April 2004 purchased a total of 25,318 ordinary shares in Barclays PLC at a price of 510p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3.   The independent trustee of the Barclays Group (PSP & ESOS) Trust (the
     "PSP & ESOS trust") notified the Company on 27 April 2004 that it had on 23 April exercised its discretion and released 15,660 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). None of these shares were released to directors of Barclays PLC.

4. The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the "PSP & ESOS Supplementary trust") notified the Company on 27 April 2004 that it had on 23 April 2004 exercised its discretion and released 2,005 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,208,693 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 20

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 28 April 2004 it purchased for cancellation 4,056,409 of its Ordinary shares at a price of 507.2146 pence per share.

Exhibit No. 21

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 29 April 2004 it purchased for cancellation 1,700,000 of its Ordinary shares at a price of 507.26 pence per share.

Exhibit No. 22

                      BARCLAYS PLC ANNUAL GENERAL MEETING

                           THURSDAY, 29TH APRIL, 2004

                  CHAIRMAN'S STATEMENT BY SIR PETER MIDDLETON


This will be my final year as Chairman. The last five years have been a period of good progress for the Group - though not without its ups and downs.

2003 was a particularly good year. Profit before tax was up 20% to GBP3.8 billion. Earnings per share were 42.3p - representing a return on equity of 17 per cent. The total dividend payout for the year was 20.5p, an increase of 12% over 2002.

Our 78,900 employees received GBP4.3 billion in salaries, bonuses and other benefits. We will have paid GBP1 billion in taxes. Shareholders were paid GBP1.3 billion in dividends and we spent over GBP200 million buying back shares.

More important than the performance in a single year is the ability to deliver superior performance on a sustained basis. We measure this using total shareholder return - share price plus reinvested dividends. A GBP100 investment in Barclays at the end of 1998 was worth GBP186 at the end of 2003.
This is more than double the GBP87 which an equivalent investment in the FTSE 100 index would have been worth.

Over the last 5 years our market capitalisation has grown by GBP13 billion to some GBP33 billion. All major aspects of our business have developed. In the UK we have 120 more branches than we did 5 years ago and our branch network globally has increased to 2,900, nearly one third of which are overseas. Access to banking has improved for our retail customers with the development of telephone and internet banking and the increasing use of cards. In 1998 we had around 200,000 customers using the internet, today we have more than 4.5 million. We have more customers doing more business with us than ever before.

Barclaycard has retained and strengthened its leadership in the UK market and is expanding vigorously in selected overseas countries.

The wholesale businesses under Bob Diamond's leadership have grown to become among the world's best performers in investment banking and asset management. Both businesses faced an uncertain future with the group five years ago.

At the same time, we have developed our community programmes. We return at least 1% of our UK pre-tax profits to the communities in which we operate and we are one of the largest corporate givers in the UK. In 2003 we supported over 20,000 employees around the world in their volunteering and fundraising.

I should like to pay tribute to our employees at every level who have delivered these achievements. I have spent a lot of time travelling around the UK and visiting other countries where Barclays has a presence. I have always been impressed by the skill, dedication and enthusiasm of our people.

I have also enjoyed developing relationships with Barclays pensioners. The frank discussions with pension club representatives at our annual meetings have been extremely useful. The work that our pensioners carry out in the community is invaluable. We want pensioners to feel proud of the Group and to be ambassadors for the business.

Matthew Barrett has been an inspirational Chief Executive. Selecting the CEO is one of the most important things the Chairman and the Board have to do. We got it right with Matt and I have no doubt that we have got it right with John Varley. John is widely experienced in the Bank and will be taking over from Matt, when Matt succeeds me as Chairman.

A successful company needs a well-balanced board of directors combining experience and vitality in line with the needs of the business. So the team of Matt Barrett as Chairman and John Varley as CEO will be complemented by a strong cast of executive and non-executive directors.

The Chief Executive's Statement in the Annual Review explained how the Group has been re-organised to face the ever changing environment in which we compete. As a result four new executive members joined the Board in January. Three of them are sitting before you for the first time. They are, Gary Hoffman, Naguib Kheraj and David Roberts. As I have explained, Roger Davis is attending a funeral. Chris Lendrum, who you have seen many times, is now Vice-Chairman.

The responsibilities of non-executive directors are becoming both greater and more complex. Sir Richard Broadbent who is sitting before you for the first time joined the board last September. And you can expect more appointments this year in order to maintain a healthy majority of non-executive directors.

As you can see, there is a lot of change - all of it necessary. Smooth transitions have not been one of Barclays' strengths in the past. I can assure you that it will be seamless and successful this time.

Barclays is well positioned for the future. We have a distinctive mix of businesses. They are all capable of substantial growth - backed by sound investment programmes and the determination of everyone in the business to succeed.

So that seems a good point to ask the Chief Executive for his review.  Matt

CHIEF EXECUTIVE'S STATEMENT BY MATTHEW W. BARRETT

Thank you, Chairman and good morning ladies and gentlemen.

2003 was a very strong year for Barclays.

Profit contribution was well spread with 5 of the 7 business lines delivering a record year. Business volume and revenue growth were also well spread. We attracted new customers and did more business with existing ones.

Strong profit performance was achieved while funding significant investment for future growth. We were active in acquisition of new companies which brought to the Group new products and services for customers, new customers and greater geographic reach. Importantly, in everything we did we continued tight discipline on value, on risk management and on productivity improvement.

2003 also marked the final year of our 4-year goal cycle. We achieved the primary goal of delivering for shareholders top-quartile total shareholder return among our global peer group. This return also exceeded significantly the TSR of both the FTSE 100 Index and FTSE Banks for the period.

We embark now on the next 4-year goal cycle, and we do so with confidence. Achieving top-quartile total shareholder return will remain the Group's primary goal for the 2004-2007 period as it was for the previous 4 years.

Our confidence in the future is founded on the benefits we are seeing from the stream of investments made in:-

- Rejuvenating our core UK franchises in personal and business banking

- Building businesses that can grow our international earnings

- Acquiring and integrating businesses that bring a broader range of services for customers

- Improving productivity, and

- Equipping our people with the tools to do the job better.

In late 2003, we put in place a new organisation structure aligned to strategic priorities. As well, and most important, we appointed an outstanding senior leadership team to lead this organisation in the years ahead. This team was developed with executives from within Barclays, ensuring strong continuity for the future and sustained momentum.

I will say a few words on each of our new business groupings.

First, we created UK Banking, which brings together, for our UK customers, Personal Financial Services, Business Banking and Premier Banking. A single integrated business will allow us to deliver more joined-up propositions, enhanced service and greater simplicity. As well, we plan to deliver tangible benefits to customers for doing more of their business with us.

Second, we created a portfolio comprising all our international retail and commercial banking operations, and Barclays Private Clients.

We have named the new grouping Private Clients & International.   This grouping
has two main priorities - expanding our retail and commercial banking platforms outside the UK and building our wealth management business for individuals in selected countries. We are making good progress on both.

We acquired Banco Zaragozano in Spain and its integration with our existing operations in Spain gives us a significant presence in that attractive market. Our operations in Africa, the Caribbean, France, Italy and Portugal are all showing the benefits of management actions.

In 2003, the performance of Barclays Private Clients began to recover from the difficult market environment of the previous year, with clear signs of improvement emerging in the second half of 2003. We continue to build on this progress.

Our third strategic priority is to grow the three businesses we have with global reach - Barclaycard, Barclays Capital and Barclays Global Investors.

Barclaycard is performing extremely well and is in the early stages of executing the global card strategy approved last year. Meanwhile, our UK business continued to grow strongly, attracting 1.5 million new customers.

Barclaycard International is growing nicely. Cards in issue increased by 11% in 2003. Income growth was strongest in two of Europe's biggest economies, Germany and Spain. Our aim is for Barclaycard International to be as important as the UK business within a decade.

We launched a strategic alliance with the Standard Bank of South Africa last summer and have since announced our entry into Portugal and Ireland.

Our global Wholesale and Institutional businesses, Barclays Capital and BGI, have invested heavily to develop services and propositions that resonate with the emerging needs of clients around the world.

Barclays Capital is now a leading player in the risk management and financing services for large national and multi-national corporations around the world.
In the combined loan and bond markets, it has moved up the rankings - 4th in global all debt, 3rd in European debt, the clear leader in sterling bonds and also now top 10 in US investment grade corporate bonds. At the same time it is diversifying its product range and sources of revenues. Most important, it has grown revenues without loosening its tight grip on risk and has demonstrated its ability to grow in all market environments.

Barclays Global Investors, too, continues to diversify its business mix and develop innovative products for its clients. As a result, clients continue to entrust it with new assets - it now has over $1trillion under management - and its financial contribution has grown rapidly.

Given the strong growth prospects of both businesses, we are committed to sustained investment in BGI and Barclays Capital.

So all business groupings are doing well and are in a good position to grow.

During 2003 we also made progress on providing world-class tools to our people in areas such as Risk Management, Cost Management, Value Based Management, Technology, Marketing, and Human Resources.

In the case of Human Resources, we are alert to the obligation to introduce for our employees policies that respond to the emerging social issues confronting the workforce. In that regard, in 2003 we worked closely with our union partner, Unifi, to find creative solutions to important issues, like outsourcing and pensions, consistent with our commitment to be an employer-of-choice and with our belief that financial services is fundamentally a people business.

I want to close by once again thanking Barclays' people everywhere for their hard work and commitment. They have driven the business forward and delivered for shareholders. But more than anything, it is their drive, professionalism and desire to deliver for customers that gives us confidence in the future.

I am also pleased to report that Barclays has made a good start to 2004.

Thank you and I will now hand over to Sir Brian Jenkins.

Exhibit No. 23


                      Barclays PLC Annual General Meeting

The Annual General Meeting for 2004 of Barclays PLC was held on Thursday 29 April 2004 at the Queen Elizabeth II Conference Centre, London.

A poll was held on each of the resolutions proposed which were passed with large majorities:


Resolution                              For             Against       Abstain

1. That the Report of the Directors     3,549,699,660   19,092,574    55,088,115
and the audited accounts of the
Company for the year ended 31st
December 2003, now laid before the
meeting, be received.

2. That the Directors' Report on        3,382,840,038   117,223,483  123,816,828
Remuneration for the year ended 31st
December 2003, now laid before the
meeting, be approved.

3. That Sir Richard Broadbent be        3,588,720,561    23,573,219   11,586,569
re-elected a Director of the Company.

4. That Roger Davis be re-elected a     3,580,486,127    32,026,776   11,367,446
Director of the Company.

5. That Gary Hoffman be re-elected a    3,579,939,008    32,512,609   11,428,732
Director of the Company.

6. That Naguib Kheraj be re-elected a   3,578,857,549    33,283,493   11,739,307
Director of the Company.

7. That David Roberts be re-elected a   3,580,279,121    32,228,843   11,372,385
Director of the Company.

8. That Sir Peter Middleton be          3,531,216,424    51,079,296   41,584,629
re-elected a Director of the Company.

9. That Stephen Russell be re-elected   3,615,458,579    23,557,456   14,864,314
a Director of the Company.

10. That Chris Lendrum be re-elected    3,580,025,360    32,592,073   11,262,916
a Director of the Company.

11. That Sir Brian Jenkins be           3,443,452,313    26,289,197  154,138,839
re-elected a Director of the Company.

12. That PricewaterhouseCoopers LLP,    3,454,699,743   119,631,839   49,548,767
Chartered Accountants and Registered
Auditors, be reappointed as auditors
of the Company to hold office until
the conclusion of the next general
meeting at which accounts are laid
before the Company.

13. That the Directors be authorised    3,516,930,095    96,559,294   10,390,960
to set the remuneration of the
auditors.

14. That the authority and power        3,552,477,808    28,153,186   43,249,355
conferred on the Directors by Article
12(b) of the Articles of Association
of the Company (authority to allot
securities for cash otherwise than on
a pro rata basis to shareholders) be
renewed for the period expiring on
the date of the Annual General
Meeting of the Company to be held in
2009 or on 29th April 2009 (unless
previously renewed, varied or revoked
by the Company in general meeting),
whichever is the earlier, and that
the Section 89 amount for that period
for the purposes of Article 12(b)
shall be GBP82,053,000, and that
references in this paragraph to the
power to allot securities for cash
otherwise than on a pro rata basis
shall include the power to sell or
allot treasury shares under section
162D(1) of the Companies Act 1985.

15. That the Company be authorised      3,553,537,319    59,761,127   10,581,903
generally to make market purchases
(within the meaning of Section 163(3)
of the Companies Act 1985) on the
London Stock Exchange of up to an
aggregate of 984,600,000 ordinary
shares of 25p each in its capital,
and hold them as treasury shares,
provided that:

(a) the minimum price (exclusive of
expenses) which may be paid for each
ordinary share is not less than 25p;

(b) the maximum price (exclusive of
expenses) which may be paid for each
ordinary share shall not be more than
105% of the average of the market
values of the ordinary shares (as
derived from the Daily Official List
of the London Stock Exchange) for the
five business days immediately
preceding the date on which the
purchase is made; and

(c) the authority conferred by this
resolution shall expire on the date
of the AGM of the Company to be held
in 2005 (except in relation to any
purchase of shares the contract for
which was concluded before such date
and which would or might be executed
wholly or partly after such date).


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Exhibit No. 24

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 30 April 2004 it purchased for cancellation 2,165,000 of its Ordinary shares at a price of 507.64pence per share.


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